Commission File Number 001-39546

CUSIP Number 74374T109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transaction Period ended: _______________
___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Proterra Inc
Full Name of Registrant

Former Name if Applicable
1815 Rollins Road
Address of Principal Executive Office (Street and number)
Burlingame, California 94010
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
Proterra Inc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2021 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statement preparation and review process. The delay is due to staffing limitations at the Company exacerbated by Covid-19 pandemic related absences in the Company's finance team. As a result of the foregoing, KPMG LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures. The Company believes that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.
2
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JoAnn C. Covington Chief Legal Officer and Secretary	(650)	689-8242
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company expects to report total revenues of $242.9 million for the year ended December 31, 2021, compared to total revenues of $196.9 million for the year ended December 31, 2020. The Company expects to report a net loss of $250.0 million for the year ended December 31, 2021, compared to a net loss of $127.0 million for the year ended December 31, 2020. The increase in net loss was as a result of, among other things, increased total cost of goods sold of $240.8 million in 2021 compared to $189.4 million in 2020, increased total operating expenses of $129.7 million in 2021 compared to $103.5 million in 2020, and increased loss on valuation of derivative and warrant liabilities of $70.2 million in 2021 compared to $13.0 million in 2020. The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles.

The Company does not expect any changes to the preliminary unaudited financial results reported above or to the preliminary financial results previously reported in its quarterly letter to stockholders furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 1, 2022, however results may be subject to change after the completion of year end reviews and the completion of the audit.

Cautionary Note Regarding Forward Looking Statements.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the Company's expectation that it will fill the Annual Report within the time period prescribed by Rule 12b-25, the Company's expectations regarding its financial results reported in this Form 12b-25 and as furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 1, 2022. Many factors could cause actual future events to differ materially from the forward-looking statements, including risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company's prospectus dated July 9, 2021, filed with the U.S. Securities and Exchange Commission on July 9, 2021. These forward-looking statements are based on management's expectations as of the date of this filing.

Proterra Inc

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2022	By:	/s/ Karina Franco Padilla
		Name:	Karina Franco Padilla
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).